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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4 )*

MEDIA SCIENCES INTERNATIONAL, INC.
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
58446X 10 7
(CUSIP Number)
Jeffrey S. Buschmann, Esq.
Boult Cummings Conners & Berry, PLC
1600 Division Street, Suite 700
Nashville, Tennessee 37203
(615) 252-2388
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 5, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	58446X 10 7

1	NAMES OF REPORTING PERSONS: Richard L. Scott

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): N/A
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		1,160,050

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,160,050

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,160,050

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

This Amendment No. 4 amends the Schedule 13D filed by Richard L. Scott (the “Reporting Person”) on April 12, 2004 (the “Schedule 13D”), as amended on May 27, 2004, July 6, 2004 and November 21, 2006 with respect to shares of Common Stock, $.001 par value (“Common Stock”), of Media Sciences International, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the same meanings ascribed to such terms in the Schedule 13D.
The following Items are hereby amended as follows:
Item 5. Interest in Securities of the Issuer
(a)	The 1,160,050 shares of the Common Stock owned by the Reporting Person constitute 10.3% of the outstanding Common Stock of the Issuer based on the outstanding shares of Common Stock set forth in the Issuer’s most recent Form 10-QSB.

(b)	The Reporting Person has sole voting and dispositive power with respect to the Common Stock.
(c)	The Reporting Person sold the following shares of the Common Stock of the Issuer in a brokered transaction:

Sale Date	Number of Shares	Price Per Share	Aggregate Consideration
11/17/06	493,700	$5.8200	$2,873,334
In addition, Reporting Person sold the following shares of the Common Stock of the Issuer in open market transactions pursuant to a 10b5-1 plan entered into by GFX Investments, LLC and effective as of November 17, 2006:

Sale Date	Number of Shares	Price Per Share	Aggregate Consideration
11/17/06	4,000	$5.9783	$23,913.20
11/20/06	4,000	$6.1558	$24,623.20
11/21/06	4,000	$6.1135	$24,454.00
11/22/06	4,000	$6.0258	$24,103.20
11/24/06	4,000	$6.0808	$24,323.20
11/27/06	4,000	$6.1000	$24,400.00
11/28/06	4,000	$6.0403	$24,161.20
11/29/06	4,000	$6.0575	$24,230.00
11/30/06	4,000	$6.1054	$24,421.60
12/1/06	4,000	$6.1230	$24,492.00
12/4/06	4,000	$6.1918	$24,767.20
12/5/06	4,000	$6.4424	$25,769.60
12/6/06	4,000	$6.5896	$26,358.40
12/7/06	4,000	$6.4711	$25,884.40
12/8/06	4,000	$6.3297	$25,318.80

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12/11/06	4,000	$6.3678	$25,471.20
12/12/06	4,000	$6.4018	$25,607.20
12/13/06	4,000	$6.2240	$24,896.00
12/14/06	4,000	$6.2394	$24,957.60
12/15/06	4,000	$6.1442	$24,576.80
12/18/06	4,000	$6.1955	$24,782.00
12/19/06	4,000	$6.1493	$24,597.20
12/20/06	4,000	$6.0558	$24,223.20
12/21/06	4,000	$6.0031	$24,012.40
12/22/06	4,000	$6.0053	$24,021.20
12/26/06	4,000	$5.9085	$23,634.00
12/27/06	4,000	$5.9218	$23,687.20
12/28/06	4,000	$5.9019	$23,607.60
12/29/06	4,000	$5.9185	$23,674.00
1/3/07	4,000	$6.0136	$24,054.40
1/4/07	4,000	$6.0676	$24,270.40
1/5/07	4,000	$6.0570	$24,228.00
1/8/07	4,000	$6.2088	$24,835.20
1/9/07	4,000	$6.2604	$25,041.60
All shares were sold pursuant to an effective registration statement on Form S-3 (Registration No. 333-122400).
(d)	The Common Stock was sold by GFX Investments, LLC, a member managed limited liability company of which Reporting Person is the controlling member.
(e)	The Reporting Person has not purchased or sold any other shares of Common Stock of the Issuer in the past 60 days.

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Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 10, 2007	/s/ Richard L. Scott
Richard L. Scott

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